FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Woods, Jr., Ward W.                      Boise Cascade Corporation                                    12-31-2002
Bessemer Securities Corp.                BCC
630 Fifth Avenue, 39th Floor
New York, NY 10111

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6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
X


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7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                                         10,000 D

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Purchase Option      $2.50                                         (a)   Common Stock                      763  D

Purchase Option      $2.50                                         (a)   Common Stock                    2,164  D

Purchase Option      $2.50                                         (a)   Common Stock                    1,701  D

Purchase Option      $2.50                                         (a)   Common Stock                      955  D

Purchase Option      $2.50                                         (a)   Common Stock                    1,659  D

Purchase Option      $2.50                                         (a)   Common Stock                    1,565  D

Purchase Option      $2.50                                         (a)   Common Stock                    2,013  D

Purchase Option      $2.50                                         (a)   Common Stock                    1,334  D

Purchase Option      $2.50                                         (a)   Common Stock                    2,481  D

Purchase Option      $2.50                                         (a)   Common Stock                    1,710  D

Purchase Option      $2.50    12-31   A         372          07-01 (a)   Common Stock                      372  D
                              -2002                          -2003


Stock Option         $41.875                                       07-31 Common Stock                    1,000  D
(Right to Buy)                                                     -2005

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Stock Option         $32.50                                        07-31 Common Stock                    1,500  D
(Right to Buy)                                                     -2006

Stock Option         $37.0625                                      07-31 Common Stock                    1,500  D
(Right to Buy)                                                     -2007

Stock Option         $28.00                                        07-31 Common Stock                    1,500  D
(Right to Buy)                                                     -2008

Stock Option         $38.75                                        07-30 Common Stock                    1,500  D
(Right to Buy)                                                     -2009

Stock Option         $27.625                                       07-31 Common Stock                    2,000  D
(Right to Buy)                                                     -2010

Stock Option         $36.20                                        07-31 Common Stock                    2,000  D
(Right to Buy)                                                     -2011

Stock Option         $28.99   07-31   A       2,500          07-31 07-31 Common Stock                    2,500  D
(Right to Buy)                -2002                          -2003 -2012

Explanation of responses:

         (a) Option expires three years following option holder's termination as a director of the Company.

Signature of Reporting Person:
         /s/Karen E. Gowland (POA) for Ward W. Woods, Jr.
         --------------------------------------------------
         Ward W. Woods, Jr.